MAR 1 1 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04011632

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
MAR 15 2004
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for March 10, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

103798 GSAMP 2004-SEA1
Form SE (Collateral Term Sheets)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized. in the City of New York, State of New York, on March 10, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu
Title: Treasurer

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETSS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, GSAMP 2004-SEA1

$133,119,000
(Approximate)
GSAMP 2004-SEA1
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates

Overview of the Certificates

Certificates	Approximate Principal Balance	Expected Credit Support (1)	Initial Pass-Through Rate (2)	Estimated Avg. Life (yrs) (3)	Principal Payment Window (3)(4)	S&P Expected Rating
A-1A	$ 86,107,000	23.50%	LIBOR + [ ] bps	1.44	04/04 - 12/07	AAA
A-1B [Not Offered]	$16,498,000	23.50%	LIBOR + [ ] bps	5.90	12/07 - 08/11	AAA
A-2 [Not Offered]	$18,107,000	10.00%	LIBOR + [ ] bps	5.90	12/07 - 08/11	AAA
M-1 [Not Offered]	$8,048,000	4.00%	LIBOR + [ ] bps	4.96	04/07 - 08/11	AA
M-2 [Not Offered]	$2,347,000	2.25%	LIBOR + [ ] bps	4.93	04/07 - 08/11	A
B-1	$671,000	1.75%	LIBOR + [ ] bps	4.78	04/07 - 04/11	BBB+
B-2	$670,000	1.25%	LIBOR + [ ] bps	4.52	04/07 - 07/10	BBB
B-3	$671,000	0.75%	LIBOR + [ ] bps	3.96	04/07 - 06/09	BBB-
Total	$133,119,000 (5)					

(1) Overcollateralization of 0.75% is fully funded. Credit support to the Class A-1A and A-1B Certificates includes the Class A-2 Certificates, which are subordinated for losses.
(2) See the Definitions section of this Term Sheet for more information on the Pass-Through Rates of the Certificates.
(3) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Clean-up Call on all Certificates.
(4) The Stated Final Maturity Date for the Certificates is the Distribution Date in October 2033.
(5) The initial aggregate principal balance of the Offered Certificates will be subject to an upward or downward variance of no more than approximately 10%.

Selected Mortgage Pool Data (6)

	Group 1 (Adjustable Rate)	Group 2 (Fixed Rate)	Total
Actual Principal Balance:	$61,520,699	$72,604,803	$134,125,501
Number of Mortgage Loans:	549	728	1,277
Average Actual Principal Balance:	$112,060	$99,732	$105,032
Weighted Average Gross Current Rate:	8.134%	8.698%	8.439%
Weighted Average Net Rate:	7.619%	8.183%	7.924%
Weighted Average FICO Score (7):	601	603	602
Weighted Average Current Amortized LTV Ratio (8):	76.92%	72.46%	74.48%
Weighted Average Stated Remaining Term (months):	300	270	284
Weighted Average Seasoning (months):	57	69	64
Weighted Average Months to Roll (9):	11	N/A	11
Weighted Average Gross Margin (9):	5.27%	N/A	5.27%
Weighted Average Next Adjustment Rate Cap (9):	2.03%	N/A	2.03%
Weighted Average Gross Maximum Lifetime Rate (9):	14.01%	N/A	14.01%

(6) All percentages calculated herein are percentages of actual principal balance unless otherwise noted.
(7) 97% of the FICO scores have been updated as of February 1, 2004.
(8) Current Amortized LTV is defined as the current scheduled balance divided by property value.
(9) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Features of the Transaction

- The mortgage loans in the transaction consist of performing and re-performing seasoned, fixed and adjustable, first lien (99%), primarily single-family residential mortgage loans (the "Mortgage Loans") acquired from Southern Pacific Funding Corp ("SPFC") (28%), GE (23%) and others (49%).
- 81.8% of the Mortgage Loans are contractually current, 5.8% are 30-59 days delinquent, 1.2% are 60-89 days delinquent and 11.2% are 90+ days delinquent. All of the Mortgage Loans are currently cash-flowing.
- JPMorgan Chase will serve as the Master Servicer whose role will be to monitor the performance of the servicers and provide back up principal and interest advancing in the event a servicer fails to do so. The Mortgage Loans are serviced by GMAC Mortgage Corporation (50%), Wells Fargo (25%), Ocwen (14%), Bank of America (6%) and others (5%).
- Credit support for the Certificates will be provided through excess spread, overcollateralization and subordination.
- The transaction will be modeled on Intex as "GSA04SE1 " and on Bloomberg as "GSAMP 04 SEA1 ".
- The Offered Certificates in the table above will be registered under a registration statement filed with the Securities and Exchange Commission.

Time Table

Expected Closing Date:	March 30, 2004
Cut-off Date:	March 1, 2004
Expected Pricing Date:	On or before March 10, 2004
First Distribution Date:	April 26, 2004
Statistical Calculation Date:	February 1, 2004

Key Terms

LIBOR Certificates:	Class A-1A, Class A-1B, Class A-2, Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates
Offered Certificates:	Class A-1A, Class B-1, Class B-2 and Class B-3 Certificates
Class A Certificates:	Class A-1A, Class A-1B and Class A-2 Certificates
Class M Certificates:	Class M-1 and Class M-2 Certificates
Class B Certificates:	Class B-1, Class B-2 and Class B-3 Certificates
Manager:	Goldman, Sachs & Co.
Depositor:	GS Mortgage Securities Corp.
Master Servicer:	JPMorgan Chase
Servicers:	GMAC, Wells, Ocwen, Bank of America, Union Planters, Alliance and Atlantic
Trustee:	Wachovia Bank, National Association
Securities Administrator:	JPMorgan Chase Bank
Servicing Fee:	50 bps
Trustee and Master Servicing Fees:	1.5 bps
Distribution Date:	25th day of the month or the following Business Day
Record Date:	For any Distribution Date, the last Business Day of the accrual period
Delay Days:	0 day delay
Day Count:	Actual/360 basis
Interest Accrual:	The prior Distribution Date to the day prior to the current Distribution Date, except with respect to the first Distribution Date, from Closing Date to the day prior to the Current Distribution Date

Pricing Prepayment Assumption:	25% CPR
Excess Spread:	The initial weighted average net coupon of the mortgage pool will be greater than the interest rate on the LIBOR Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC [1]:	8.1569%
Less Fees & Expenses [1] [2]:	0.4984%
Net WAC:	7.6585%
Less Initial Certificate Coupon [1] [3]:	1.2596%
Initial Excess Spread:	6.3989%

(1) All calculations are adjusted to an actual/360 day count and a 31-day first month.
(2) Includes the Servicing Fee and Trustee Fee.
(3) Assumes 1-month LIBOR equal to 1.10% and initial marketing spreads. Certificate Coupon was adjusted to account for overcollateralization.

Advancing:	The Servicer will advance interest in respect of all loans other than Daily Simple Interest ("DSI") loans. With respect to DSI loans, the Servicer will not be advancing principal or interest. The Master Servicer will provide back-up advancing.
Compensating Interest:	The Servicer will provide Compensating Interest equal to the lesser of (A) the aggregate of the Prepayment Interest Shortfalls on the Mortgage Loans for the related Distribution Date resulting from Principal Prepayments on the applicable Mortgage Loans during the related Prepayment Period and (B) the applicable aggregate Servicing Fee received for the related Distribution Date.
Optional Clean-up Call:	The transaction has a 10% optional clean-up call to be held, in order of priority and subject to certain requirements in the pooling and servicing agreement, by the majority holder of the excess cash flow certificates.
Rating Agency:	Standard & Poor's Ratings Group
Minimum Denomination:	Class A Certificates – $25,000 Class M Certificates and Class B Certificates – $250,000
Legal Investment:	It is anticipated that none of the LIBOR Certificates will be SMMEA eligible.
ERISA Eligible:	Underwriter's exemption is not expected to apply to any of the LIBOR Certificates. However, prospective purchasers should consult their own counsel.
Tax Treatment:	All LIBOR Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract.
Prospectus:	The LIBOR Certificates will be offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the underlying collateral will be contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the LIBOR Certificates may not be consummated unless the purchaser has received the Prospectus. PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE LIBOR CERTIFICATES.

Structure of the Certificates

Description of Principal and Interest Distributions

Principal will be paid as described under the definition of "Principal Distributions on the Certificates". Prior to the Step-Down Date all principal collected or advanced on the Mortgage Loans will be paid to the Certificates as described herein. After such date, as long as no Trigger Event has occurred, the LIBOR Certificates will be paid principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to support the overcollateralization target (which is one component of the credit support available to the Certificateholders).

Interest will be paid monthly, on all LIBOR Certificates, at a rate of one-month LIBOR plus a margin that will step up after the optional clean-up call date, subject to the WAC Cap. The interest paid to each class will be reduced by prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of the Servicemembers Civil Relief Act (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Date.

Definitions

Re-Performing Mortgage Loan. A Mortgage Loan which has defaulted in the past and which is currently at least 60 days delinquent with respect to certain regular scheduled payments but for which the mortgagor has made at least 95% of three of three, four of four, or five of five regular scheduled payments in the months preceding the Cut-off Date regardless of either the timing of the receipt of such payments or the prior payment history of such loans.

Credit Enhancement. The LIBOR Certificates are credit enhanced by (1) the net monthly excess cash flow from the Mortgage Loans, (2) overcollateralization and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

Credit Enhancement Percentage. For any Distribution Date, the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

Step-Down Date. The earlier of (A) the date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in April 2007; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 20.00%.

Class	Initial Subordination Percentage*	Step-Down Date Percentage**
A	10.00%	20.00%
M-1	4.00%	8.00%
M-2	2.25%	4.50%
B-1	1.75%	3.50%
B-2	1.25%	2.50%
B-3	0.75%	1.50%

* % of original collateral balance
** % of collateral balance as of each Distribution Date

Trigger Event. A Trigger Event is in effect on any Distribution Date if on that Distribution Date the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

Distribution Dates	Cumulative Realized Loss Percentage
April 2007 – March 2008	3.00% for the first month, plus an additional 1/12th of 1.00% for each month thereafter,
April 2008 – March 2009	4.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter,
April 2009 – March 2009	4.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter,
April 2009 and after	5.00%

Step-Up Pass-Through Rates. For all LIBOR Certificates the pass-through rate will increase after the Optional Clean-up Call date, if the call is not exercised. The pass-through rate for the Class A Certificates will increase to one-month LIBOR plus 2 times their respective original margins and the pass-through rates for the Class M and Class B Certificates will increase to one-month LIBOR plus 1.5 times their respective original margins.

Class A-1A Pass-Through Rate. The Class A-1A Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class A-1B Pass-Through Rate. The Class A-1B Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class A-2 Pass-Through Rate. The Class A-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class M-1 Pass-Through Rate. The Class M-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class M-2 Pass-Through Rate. The Class M-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-1 Pass-Through Rate. The Class B-1 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-2 Pass-Through Rate. The Class B-2 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

Class B-3 Pass-Through Rate. The Class B-3 Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [%] ([%] after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap..

Net Rate. A per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the first day of the related Due Period less the Servicing Fee and Trustee Fee.

WAC Cap. As to any Distribution Date, (x) the Net Rate multiplied by (y) (i) 30, divided by (ii) the actual number of days in the accrual period.

Basis Risk Carry Forward Amount. As to any Distribution Date and any Class of Certificates, will equal the sum of: (i) the excess, if any, of interest that would otherwise be due on such class of Certificates at such Certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates and (iii) interest on the amount in clause (ii) at such Certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

Interest Distributions on the LIBOR Certificates. On each Distribution Date, interest distributions from the Interest Remittance Amount will be allocated as follows:

(a) to the Class A Certificates, pro rata (based on the accrued and unpaid interest distributable to the Class A-1A, A-1B and A-2 Certificates) to the Class A-1A, A-1B and A-2 Certificates, their related Accrued Certificate Interest,

(b) to the Class M Certificates, sequentially, in ascending numerical order, their Accrued Certificate Interest, and

(c) to the Class B Certificates, sequentially, in ascending numerical order, their Accrued Certificate Interest.

Principal Distributions on the LIBOR Certificates. On each Distribution Date (a) prior to the Step-Down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

  (A) to the Class A-1A Certificates until the Certificate Principal Balance thereof has been reduced to zero, and

  (B) pro rata, to the Class A-1B and Class A-2 Certificates, until the respective Certificate Principal Balance thereof has been reduced to zero,

(b) to the Class M Certificates, sequentially, in ascending numerical order, until the Certificate Principal Balances thereof has been reduced to zero, and

(c) to the Class B Certificates, sequentially, in ascending numerical order, until the Certificate Principal Balances thereof have been reduced to zero.

On each Distribution Date (a) on and after the Step-Down Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

  (A) to the Class A-1A Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and,

  (B) pro rata, to the Class A-1B and Class A-2 Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, until the respective Certificate Principal Balance thereof has been reduced to zero,

(b) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero,

(c) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero,

(d) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero,

(e) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, and

(f) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Allocation of Net Monthly Excess Cashflow. For any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(ii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iii) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vi) concurrently, any Class A-1A Basis Risk Carry Forward Amount to the Class A-1A Certificates, any Class A-1B Basis Risk Carry Forward Amount to the Class A-1B Certificates, any Class A-2 Basis Risk Carry Forward Amount to the Class A-2 Certificates, and

(vii) sequentially, to the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates, in such order, any Basis Risk Carry Forward Amount for such classes.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, (i) to the excess cash flow, (ii) in reduction of the overcollateralization amount, and (iii) sequentially, to the Class B-3, Class B-2, Class B-1, Class M-2, Class M-1 and Class A-2 Certificates, in that order. An allocation of any Realized Losses to any of these classes of certificates on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A and Class A-1B Certificates until the final distribution date.

Realized Losses. With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the applicable servicer for related advances and the applicable servicing fees in respect of such Mortgage Loan.

Net Monthly Excess Cashflow. For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates.

Interest Remittance Amount. For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee and Trustee Fee.

Accrued Certificate Interest. For any Distribution Date on each class of LIBOR Certificates, equals the amount of interest accrued during the related interest accrual period at the related Pass-Through Rate, reduced by any prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Civil Relief Act (or any similar state statute) allocated to such class.

Principal Distribution Amount. On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

Basic Principal Distribution Amount. On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

Principal Remittance Amount. On any Distribution Date, the sum of

(i) all scheduled payments of principal received by the servicer on or prior to the related determination date,

(ii) the principal portion of all partial and full prepayments received during the month prior to the month in which such Distribution Date occurs,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds, and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of repurchased Mortgage Loans with respect to which the repurchase obligation arose during the month prior to the month in which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the business day prior to such Distribution Date,

(v) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

Extra Principal Distribution Amount. For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans during the related Due Period (less Servicing Fee and Trustee Fee), over (y) the sum of interest payable on the LIBOR Certificates on such Distribution Date and (ii) the Overcollateralization Deficiency Amount for such Distribution Date.

Excess Subordinated Amount. For any Distribution Date is the excess, if any, of (i) the actual overcollateralization, over (ii) the Target Overcollateralization Amount for such Distribution Date.

Target Overcollateralization Amount: For any Distribution Date, (i) prior to the Step-down Date, 0.75% of the original pool balance, or (ii) on and after the Step-down Date, the greater of (x) 1.50% of the then current pool balance as of the last day of the related collection period, and (y) 0.50% of the original pool balance provided that upon the occurrence and during the continuance of a Trigger Event, the Target Overcollateralization Amount will equal the Target Overcollateralization Amount as of the immediately preceding Distribution Date.

Overcollateralization Deficiency Amount. For any Distribution Date is the excess, if any, of (i) the Target Overcollateralization Amount, over (ii) the actual overcollateralization for such Distribution Date.

Class A Principal Distribution Amount. On and after the Step-Down Date, and if no Trigger Event is in effect, an amount equal to the excess of:

(x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date, over

(y) the lesser of:

(a) the product of (i) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date and (ii) approximately 80.00%, and

(b) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over the product of (i) 0.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Distribution Amount. On and after the Step-Down Date, and with no Trigger Event in effect, is an amount equal to the excess of:

(x) the sum of:

(a) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), and

(b) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over

(y) the lesser of:

(a) the product of (i) approximately 92.00% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and

(b) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over the product of (i) 0.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off date.

Class M-2 Principal Distribution Amount. On and after the Step-Down Date, and with no Trigger Event in effect, is an amount equal to the excess of:

(x) the sum of:

(a) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), and

(b) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and

(c) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over

(y) the lesser of:

(c) the product of (i) approximately 95.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and

(d) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over the product of (i) 0.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off date.

Class B-1 Principal Distribution Amount. On and after the Step-Down Date, and with no Trigger Event in effect, is an amount equal to the excess of:

(x) the sum of:

(a) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date),

(b) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date),

(c) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and

(d) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over

(y) the lesser of:

(a) the product of (i) approximately 96.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and

(b) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over the product of (i) 0.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off date.

Class B-2 Principal Distribution Amount. On and after the Step-Down Date, and with no Trigger Event in effect, is an amount equal to the excess of:

(x) the sum of:

(a) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date),

(b) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date),

(c) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date),

(d) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date),

(e) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over

(y) the lesser of:

(a) the product of (i) approximately 97.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and

(b) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over the product of (i) 0.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off date.

Class B-3 Principal Distribution Amount. On and after the Step-Down Date, and with no Trigger Event in effect, is an amount equal to the excess of:

(x) the sum of:

(a) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date),

(b) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date),

(c) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date),

(d) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date),

(e) the Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and

(f) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to such Distribution Date, over

(y) the lesser of:

(a) the product of (i) approximately 98.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and

(b) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over the product of (i) 0.50% and (ii) the aggregate scheduled principal balance of the Mortgage Loans as of Cut-off Date.

All Mortgage Loans

Actual Principal Balance [1]:	$134,125,501
Number of Mortgage Loans:	1,277
Average Actual Principal Balance:	$105,032
Weighted Average Gross Current Rate:	8.439%
Weighted Average Net Rate:	7.924%
Weighted Average FICO Score [2]:	602
Weighted Average Current Amortized LTV Ratio[3]:	74.48%
Weighted Average Stated Remaining Term (months):	284
Weighted Average Seasoning (months):	64
Weighted Average Months to Roll [4]:	11
Weighted Average Gross Margin [4]:	5.27%
Weighted Average Next Adjustment Rate Cap [4]:	2.03%
Weighted Average Gross Maximum Lifetime Rate [4]:	14.01%

(1) All percentages calculated herein are percentages of actual principal balance unless otherwise noted.
(2) 97% of the FICO scores have been updated as of February 1, 2004.
(3) Current Amortized LTV is defined as the current scheduled balance divided by property value.
(4) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
$0 - $25,000	133	$2,254,182	1.68%	11.191%	624	$16,949	50.13%	93
$25,001 - $50,000	340	12,745,616	9.50	10.470	603	37,487	66.48	82
$50,001 - $75,000	256	15,715,019	11.72	9.819	586	61,387	74.93	70
$75,001 - $100,000	156	13,464,959	10.04	9.022	579	86,314	76.04	60
$100,001 - $150,000	164	19,673,773	14.67	8.622	585	119,962	81.02	57
$150,001 - $200,000	62	10,664,928	7.95	8.077	571	172,015	80.45	46
$200,001 - $250,000	24	5,483,556	4.09	7.969	621	228,481	78.10	62
$250,001 - $300,000	22	6,094,327	4.54	7.339	615	277,015	79.77	54
$300,001 - $450,000	93	32,960,058	24.57	7.502	623	354,409	72.61	68
$450,001 & Above	27	15,069,083	11.24	7.032	622	558,114	71.13	56
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Current Rate

Current Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Below 5.00%	71	$7,621,803	5.68%	4.250%	613	$107,349	70.07%	108
5.00- 5.49%	18	2,689,496	2.01	5.157	597	149,416	80.61	35
5.50- 5.99%	28	3,372,149	2.51	5.705	626	120,434	84.85	38
6.00- 6.49%	41	5,086,029	3.79	6.194	623	124,049	84.95	36
6.50- 6.99%	56	12,175,805	9.08	6.745	611	217,425	74.20	57
7.00- 7.49%	93	20,432,665	15.23	7.195	618	219,706	73.18	65
7.50- 7.99%	83	17,276,319	12.88	7.650	579	208,148	79.28	51
8.00- 8.49%	60	8,907,007	6.64	8.220	613	148,450	75.97	59
8.50- 8.99%	63	6,888,530	5.14	8.693	586	109,342	78.25	57
9.00- 9.49%	57	6,130,197	4.57	9.226	573	107,547	74.21	56
9.50- 9.99%	95	8,140,028	6.07	9.746	617	85,685	68.43	69
10.00-10.49%	85	5,860,690	4.37	10.228	616	68,949	68.99	78
10.50-10.99%	135	8,867,619	6.61	10.728	586	65,686	71.01	64
11.00-11.49%	80	5,869,757	4.38	11.236	610	73,372	76.75	76
11.50-11.99%	118	6,424,252	4.79	11.713	595	54,443	73.31	73
12.00-12.49%	73	3,215,674	2.40	12.221	571	44,050	70.72	77
12.50-12.99%	47	2,210,825	1.65	12.698	562	47,039	72.54	69
13.00% & Above	74	2,956,656	2.20	13.858	604	39,955	61.07	78
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Current FICO Score

Current FICO Score	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
740 & Above	91	$9,414,483	7.02%	8.625%	811	$103,456	68.79%	68
720-739	27	1,817,911	1.36	8.898	726	67,330	57.82	85
700-719	42	5,257,063	3.92	8.582	710	125,168	66.03	74
680-699	47	4,135,573	3.08	7.843	690	87,991	68.83	69
660-679	62	7,486,833	5.58	8.008	668	120,755	75.62	72
640-659	62	8,890,314	6.63	7.347	649	143,392	78.17	61
620-639	95	11,890,232	8.87	8.113	627	125,160	73.03	60
600-619	90	10,059,427	7.50	7.971	609	111,771	76.76	53
580-599	105	13,300,877	9.92	8.244	589	126,675	72.37	69
560-579	105	10,563,700	7.88	8.413	571	100,607	75.31	64
540-559	128	14,229,656	10.61	8.292	549	111,169	74.92	72
520-539	131	10,868,344	8.10	8.886	530	82,964	76.96	64
500-519	135	11,790,047	8,79	9.517	510	87,334	76.43	60
480-499	73	7,054,842	5.26	8.822	491	96,642	78.76	52
400-479	54	3,655,787	2.73	10.251	462	67,700	80.66	65
N/A	30	3,710,414	2.77	8.099	N/A	123,680	78.18	30
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Current Amortized LTV

Current Amortized LTV	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
50.00% & Below	157	$7,457,807	5.56%	9.259%	644	$47,502	37.41%	98
50.01 - 60.00%	144	12,746,183	9.50	8.584	621	88,515	55.67	86
60.01 - 70.00%	237	22,378,531	16.68	8.588	617	94,424	65.51	86
70.01 - 80.00%	327	44,950,377	33.51	8.435	600	137,463	75.48	62
80.01 - 85.00%	140	15,135,474	11.28	9.206	579	108,111	83.11	58
85.01 - 90.00%	102	11,284,145	8.41	8.579	575	110,629	88.10	39
90.01 - 95.00%	84	10,832,204	8.08	7.316	595	128,955	93.53	21
95.01 - 100.00%	55	6,093,609	4.54	7.444	587	110,793	97.47	23
100.01 - 125.00%	13	1,093,280	0.82	8.144	531	84,098	105.10	42
175.01 - 200.00%	1	73,575	0.05	9.125	520	73,575	179.45	203
N/A	17	2,080,317	1.55	5.653	635	122,372	N/A	129
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Lien Status

Lien Status	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
First	1,243	$133,059,203	99.20%	8.412%	602	$107,047	74.78%	64
Second	34	1,066,299	0.80	11.777	596	31,362	37.75	52
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Primary Mortgage Insurance

Primary Mortgage Insurance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Under 80% Orig. LTV	882	$89,613,214	66.81%	8.499%	611	$101,602	66.80%	76
Over 80% Orig. LTV, No MI	345	38,320,593	28.57	8.560	586	111,074	89.34	37
RMIC	12	1,756,885	1.31	6.635	579	146,407	88.41	61
MGIC	9	1,128,898	0.84	6.854	555	125,433	94.56	35
GE	11	1,102,716	0.82	5.762	526	100,247	89.14	78
PMI	7	1,087,404	0.81	6.980	555	155,343	87.98	63
LPMI	7	800,616	0.60	8.398	555	114,374	98.31	17
Commonwealth	2	196,207	0.15	8.573	541	98,103	96.99	51
Triad	1	68,643	0.05	4.090	567	68,643	86.34	84
FHA	1	50,326	0.04	5.750	500	50,326	84.43	126
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Zip Code

Zip Code	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
90265	1	$1,047,504	0.78%	6.875%	709	$1,047,504	74.82%	64
19073	2	937,708	0.70	7.134	620	468,854	61.96	71
94014	2	900,279	0.67	4.366	653	450,140	89.30	20
90036	2	861,785	0.64	7.375	690	430,893	70.04	70
22101	2	859,395	0.64	7.553	715	429,698	78.05	67
94611	2	774,257	0.58	6.373	620	387,129	70.74	27
22182	1	687,458	0.51	7.750	504	687,458	86.07	29
11791	1	687,310	0.51	9.250	715	687,310	44.90	106
94509	3	674,396	0.50	7.915	513	224,799	90.60	34
06896	2	639,813	0.48	7.237	698	319,906	70.44	99
95076	2	618,307	0.46	8.213	758	309,154	82.07	44
Other	1,257	125,437,287	93.52	8.527	598	99,791	74.56	64
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by State

State	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Southern California	134	$21,716,052	16.19%	7.651%	612	$162,060	72.77%	72
Northern California	63	13,960,597	10.41	7.292	629	221,597	75.06	51
Texas	123	11,843,817	8.83	8.694	596	96,291	76.10	68
Florida	100	6,907,560	5.15	8.677	578	69,076	80.35	52
New York	36	6,407,618	4.78	8.940	646	177,989	73.02	50
Washington	64	4,809,650	3.59	9.178	622	75,151	68.86	71
Pennsylvania	21	4,188,256	3.12	8.132	599	199,441	71.43	79
Georgia	59	4,126,845	3.08	9.484	574	69,947	78.45	73
Michigan	45	4,120,138	3.07	9.303	579	91,559	79.18	46
Virginia	24	3,923,165	2.92	8.223	604	163,465	78.97	60
Illinois	38	3,908,175	2.91	9.210	564	102,847	75.11	63
Other	570	48,213,630	35.95	8.708	595	84,585	73.68	65
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Owner Occupancy

Owner Occupancy	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Owner Occupied	1,179	$128,507,008	95.81%	8.349%	600	$108,997	74.90%	63
Non Owner	98	5,618,493	4.19	10.491	640	57,332	65.02	67
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Property Type

Property Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Single Family	541	$74,229,231	55.34%	7.640%	590	$137,207	75.61%	63
PUD	444	37,336,127	27.84	9.710	611	84,090	72.25	73
Man Housing	163	8,603,901	6.41	9.736	629	52,785	69.47	60
2-4 Family	59	7,854,552	5.86	8.543	625	133,128	76.31	38
Condo	47	4,529,191	3.38	7.780	646	96,366	80.00	48
Townhouse	23	1,572,500	1.17	10.296	565	68,370	77.78	64
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Loan Purpose

Loan Purpose	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Purchase	486	$59,153,835	44.10%	7.699%	599	$121,716	78.91%	68
Rate/Term Refi	619	54,824,163	40.88	9.144	610	88,569	70.66	62
Cashout Refi	142	18,266,462	13.62	8.525	590	128,637	72.30	55
Debt Consolidation	24	1,422,037	1.06	10.333	605	59,252	66.92	78
Property Improvement	5	302,789	0.23	11.485	535	60,558	67.91	75
Construction	1	156,216	0.12	8.375	494	156,216	99.16	16
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Servicer [1]

Servicer	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
GMACC	881	$66,788,771	49.80%	9.756%	587	$75,810	74.19%	66
Wells Fargo	121	33,778,372	25.18	7.489	617	279,160	69.62	80
Ocwen	120	18,887,997	14.08	7.511	608	157,400	82.86	8
Bank of America	50	7,567,361	5.64	6.393	634	151,347	85.88	29
Union Planters	59	3,597,019	2.68	4.691	604	60,966	66.93	122
Alliance	37	3,426,888	2.55	5.683	617	92,619	61.39	182
Atlantic	9	79,094	0.06	9.499	785	8,788	38.48	271
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

[1] JPMorgan Chase will act as Master Servicer.

Distribution by Loan Type

Loan Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Fixed	693	$70,675,328	52.69%	8.620%	604	$101,985	72.45%	69
ARM	549	61,520,699	45.87	8.134	601	112,060	76.92	57
Balloon	35	1,929,475	1.44	11.545	558	55,128	72.78	69
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1 - 72	33	$1,342,578	1.00%	8.221%	627	$40,684	43.14%	116
73 - 84	14	429,951	0.32	11.528	569	30,711	57.30	102
85 - 96	9	472,993	0.35	9.399	536	52,555	61.67	105
97 - 108	106	3,370,658	2.51	10.958	616	31,799	54.98	88
109 - 120	5	526,569	0.39	8.823	592	105,314	62.99	77
121 - 180	78	4,597,777	3.43	7.593	586	58,946	64.76	135
181 - 240	59	10,713,493	7.99	7.121	609	181,585	59.58	122
241 - 300	621	62,855,822	46.86	9.025	618	101,217	71.52	76
301 - 360	352	49,815,660	37.14	7.857	579	141,522	84.41	25
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Original Months to Maturity

Original Months To Maturity	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
0 - 120	6	$132,831	0.10%	10.283%	623	$22,139	36.56%	73
121 - 180	128	5,057,756	3.77	9.776	617	39,514	50.20	78
181 - 300	59	5,061,059	3.77	7.040	636	85,781	68.63	32
301 –& Above	1,084	123,873,855	92.36	8.440	600	114,275	75.70	64
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Rate Adjustment Frequency (months)

Rate Adjustment Frequency (months)	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1	11	$1,763,952	1.32%	4.665%	610	$160,359	66.46%	152
6	194	25,585,596	19.08	8.194	578	131,885	83.35	26
12	340	33,842,098	25.23	8.268	617	99,536	72.43	74
36	4	329,052	0.25	8.223	555	82,263	53.82	153
N/A	728	72,604,803	54.13	8.698	603	99,732	72.46	69
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Months to Rate Reset

Months To Rate Reset	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
0	33	$4,815,461	3.59%	6.745%	538	$145,923	77.92%	85
1-3	204	17,254,635	12.86	9.239	611	84,582	71.97	84
4-6	133	9,987,429	7.45	9.307	583	75,093	71.61	84
7-12	55	5,389,303	4.02	7.217	583	97,987	72.61	82
13-24	116	20,674,503	15.41	7.365	612	178,228	84.73	8
25-50	2	788,094	0.59	7.994	613	394,047	81.10	39
51-75	6	2,611,274	1.95	6.922	665	435,212	74.28	57
N/A	728	72,604,803	54.13	8.698	603	99,732	72.46	69
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Periodic Cap

Periodic Cap	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1.00- 1.49%	90	$8,697,588	6.48%	8.945%	589	$96,640	78.23%	59
1.50- 1.99%	306	33,732,341	25.15	8.922	606	110,236	78.22	42
2.00- 2.49%	95	11,597,934	8.65	5.845	596	122,084	71.32	95
2.50- 2.99%	5	119,569	0.09	4.534	604	23,914	50.24	217
3.00% & Above	53	7,373,267	5.50	7.226	600	139,118	78.50	58
N/A	728	72,604,803	54.13	8.698	603	99,732	72.46	69
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Maximum Lifetime Rate

Maximum Lifetime Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
11.99% & Below	38	$5,560,577	4.15%	5.680%	613	$146,331	75.01%	83
12.00-12.99%	94	12,238,958	9.13	6.965	623	130,202	75.64	63
13.00-13.99%	139	15,614,226	11.64	8.592	614	112,333	74.11	68
14.00-14.99%	126	14,393,664	10.73	8.325	614	114,235	79.52	42
15.00-15.99%	53	4,786,811	3.57	8.390	574	90,317	80.11	42
16.00-16.99%	42	4,125,496	3.08	9.607	532	98,226	76.35	34
17.00-17.99%	25	2,262,652	1.69	10.445	511	90,506	77.91	41
18.00-18.99%	18	1,453,311	1.08	9.347	544	80,740	82.48	73
19.00% & Above	14	1,085,003	0.81	11.576	529	77,500	85.45	45
N/A	728	72,604,803	54.13	8.698	603	99,732	72.46	69
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

Distribution by Margin

Margin	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
3.99% & Below	124	$15,201,783	11.33%	5.575%	613	$122,595	70.59%	101
4.00- 4.49%	6	1,626,600	1.21	6.090	594	271,100	80.50	21
4.50- 4.99%	4	780,007	0.58	7.279	582	195,002	78.35	27
5.00- 5.49%	43	6,374,110	4.75	7.903	590	148,235	84.05	20
5.50- 5.99%	100	13,179,382	9.83	8.130	612	131,794	82.61	33
6.00- 6.49%	78	7,362,260	5.49	9.361	582	94,388	77.27	50
6.50- 6.99%	90	9,429,095	7.03	9.642	594	104,768	74.81	51
7.00- 7.49%	58	4,548,608	3.39	10.489	600	78,424	74.35	62
7.50- 7.99%	28	1,790,800	1.34	11.327	607	63,957	71.25	72
8.00- 8.49%	8	502,572	0.37	11.340	584	62,821	81.73	55
8.50% & Above	10	725,483	0.54	12.400	537	72,548	69.81	63
N/A	728	72,604,803	54.13	8.698	603	99,732	72.46	69
TOTAL	**1,277**	**$134,125,501**	**100.00%**	**8.439%**	**602**	**$105,032**	**74.48%**	**64**

The Adjustable Rate Mortgage Loans

Actual Principal Balance [1]:	$61,520,699
Number of Mortgage Loans:	549
Average Actual Principal Balance:	$112,060
Weighted Average Gross Current Rate:	8.134%
Weighted Average Net Rate:	7.619%
Weighted Average FICO Score [2]:	601
Weighted Average Current Amortized LTV Ratio[3]:	76.92%
Weighted Average Stated Remaining Term (months):	300
Weighted Average Seasoning (months):	57
Weighted Average Months to Roll [4]:	11
Weighted Average Gross Margin [4]:	5.27%
Weighted Average Next Adjustment Rate Cap [4]:	2.03%
Weighted Average Gross Maximum Lifetime Rate [4]:	14.01%

(1) All percentages calculated herein are percentages of actual principal balance unless otherwise noted.
(2) 97% of the FICO scores have been updated as of February 1, 2004.
(3) Current Amortized LTV is defined as the current scheduled balance divided by property value.
(4) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
$0 - $25,000	37	$588,272	0.96%	9.488%	642	$15,899	52.93%	104
$25,001 - $50,000	111	4,260,241	6.92	9.172	601	38,381	66.90	95
$50,001 - $75,000	126	7,750,088	12.60	9.458	578	61,509	74.42	73
$75,001 - $100,000	74	6,347,996	10.32	8.835	576	85,784	74.66	67
$100,001 - $150,000	90	10,819,740	17.59	8.640	578	120,219	78.43	67
$150,001 - $200,000	39	6,808,356	11.07	7.985	575	174,573	79.75	43
$200,001 - $250,000	15	3,382,953	5.50	7.541	633	225,530	77.42	57
$250,001 - $300,000	15	4,104,459	6.67	7.069	600	273,631	86.79	36
$300,001 - $450,000	30	10,435,957	16.96	7.547	644	347,865	78.23	42
$450,001 & Above	12	7,022,636	11.41	6.439	626	618,417	76.79	34
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Current Rate

Current Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Below 5.00%	70	$7,539,272	12.25%	4.244%	614	$107,704	69.76%	109
5.00- 5.49%	6	1,586,336	2.58	5.128	610	264,389	71.24	46
5.50- 5.99%	15	2,054,086	3.34	5.729	618	136,939	78.74	54
6.00- 6.49%	18	2,637,714	4.29	6.210	635	146,540	80.81	49
6.50- 6.99%	16	3,536,416	5.75	6.825	622	221,026	83.57	43
7.00- 7.49%	36	6,387,393	10.38	7.197	619	177,428	81.52	38
7.50- 7.99%	39	6,447,805	10.48	7.686	580	165,328	84.26	20
8.00- 8.49%	34	4,412,349	7.17	8.208	613	129,775	78.44	44
8.50- 8.99%	37	4,215,975	6.85	8.744	569	113,945	76.53	47
9.00- 9.49%	39	4,477,537	7.28	9.206	561	114,809	77.59	48
9.50- 9.99%	43	4,476,523	7.28	9.750	620	104,105	72.82	68
10.00-10.49%	34	2,761,180	4.49	10.211	575	81,211	73.51	67
10.50-10.99%	53	4,022,990	6.54	10.678	571	75,905	74.57	58
11.00-11.49%	30	2,735,596	4.45	11.250	643	91,187	79.46	71
11.50-11.99%	32	1,901,413	3.09	11.653	597	59,419	70.70	75
12.00-12.49%	17	744,852	1.21	12.212	546	43,815	69.96	69
12.50-12.99%	7	490,347	0.80	12.713	561	70,050	75.72	53
13.00% & Above	23	1,092,915	1.78	13.795	586	47,518	60.16	78
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Current FICO Score

Current FICO Score	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
740 & Above	24	$3,966,498	6.45%	7.939%	817	$165,271	75.67%	44
720-739	9	835,200	1.36	9.201	727	92,800	63.88	91
700-719	17	2,254,947	3.67	7.665	708	132,644	73.03	59
680-699	21	1,641,418	2.67	7.337	687	78,163	70.96	80
660-679	27	3,630,280	5.90	7.748	669	134,455	77.33	73
640-659	32	4,687,649	7.62	7.035	652	146,489	79.79	57
620-639	46	5,817,155	9.46	8.041	628	126,460	75.97	57
600-619	36	4,794,996	7.79	7.173	610	133,194	78.47	41
580-599	49	4,929,610	8.01	8.302	589	100,604	79.37	49
560-579	45	4,512,139	7.33	8.117	570	100,270	79.83	49
540-559	57	6,288,024	10.22	7.945	550	110,316	72.33	83
520-539	58	6,125,830	9.96	8.352	530	105,618	77.24	62
500-519	58	5,244,120	8.52	9.427	510	90,416	75.59	53
480-499	31	3,226,039	5.24	8.886	490	104,066	78.99	45
400-479	24	1,912,749	3.11	9.708	464	79,698	80.64	60
N/A	15	1,654,046	2.69	8.625	N/A	110,270	83.70	11
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Current Amortized LTV

Current Amortized LTV	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
50.00% & Below	48	$2,188,971	3.56%	8.162%	602	$45,604	37.76%	119
50.01 - 60.00%	41	2,990,946	4.86	8.583	625	72,950	56.11	104
60.01 - 70.00%	107	9,188,637	14.94	8.318	610	85,875	65.34	78
70.01 - 80.00%	161	22,448,714	36.49	8.073	597	139,433	75.95	52
80.01 - 85.00%	72	8,399,612	13.65	8.970	588	116,661	83.14	51
85.01 - 90.00%	63	7,149,926	11.62	8.188	584	113,491	88.40	38
90.01 - 95.00%	32	5,660,586	9.20	7.545	610	176,893	93.74	15
95.01 - 100.00%	11	1,619,168	2.63	7.700	614	147,197	98.64	15
100.01 - 125.00%	1	124,656	0.20	9.000	519	124,656	107.46	41
175.01 - 200.00%	1	73,575	0.12	9.125	520	73,575	179.45	203
N/A	12	1,675,908	2.72	4.973	655	139,659	N/A	125
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Lien Status

Lien Status	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
First	548	$61,472,436	99.92%	8.136%	601	$112,176	76.91%	57
Second	1	48,263	0.08	4.750	684	48,263	81.80	115
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Primary Mortgage Insurance

Primary Mortgage Insurance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Under 80% Orig. LTV	369	$38,493,176	62.57%	8.041%	605	$104,318	69.42%	69
Over 80% Orig. LTV, No MI	162	20,930,829	34.02	8.613	598	129,203	89.20	32
GE	6	607,664	0.99	4.879	530	101,277	83.59	98
RMIC	4	454,802	0.74	4.530	629	113,700	83.87	90
MGIC	2	431,988	0.70	4.668	492	215,994	89.37	48
PMI	3	415,103	0.67	6.478	551	138,368	89.10	68
Triad	1	68,643	0.11	4.090	567	68,643	86.34	84
Commonwealth	1	68,167	0.11	4.250	511	68,167	83.63	105
FHA	1	50,326	0.08	5.750	500	50,326	84.43	126
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Zip Code

Zip Code	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
90265	1	$1,047,504	1.70%	6.875%	709	$1,047,504	74.82%	64
94014	2	900,279	1.46	4.366	653	450,140	89.30	20
94611	2	774,257	1.26	6.373	620	387,129	70.74	27
91202	1	601,799	0.98	3.750	534	601,799	76.27	43
94110	1	600,000	0.98	4.820	747	600,000	80.00	6
77066	1	598,931	0.97	9.425	541	598,931	71.83	77
90266	2	576,789	0.94	6.268	546	288,394	75.39	93
93950	1	560,000	0.91	5.125	611	560,000	80.00	6
94510	1	549,435	0.89	5.140	645	549,435	79.74	7
60035	1	518,523	0.84	7.125	529	518,523	66.73	53
95124	1	509,999	0.83	7.500	619	509,999	85.00	11
Other	535	54,283,181	88.24	8.413	598	101,464	76.98	59
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by State

State	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Northern California	40	$10,289,304	16.72%	6.830%	626	$257,233	77.42%	39
Southern California	56	9,937,040	16.15	7.038	616	177,447	73.63	72
Texas	55	5,176,763	8.41	9.202	595	94,123	75.34	67
New York	15	3,138,028	5.10	8.555	656	209,202	83.13	31
Michigan	32	2,748,616	4.47	9.395	579	85,894	82.81	37
Tennessee	28	2,210,233	3.59	6.519	613	78,937	72.76	104
Illinois	19	2,209,664	3.59	9.412	536	116,298	75.80	54
Missouri	41	2,019,144	3.28	6.155	602	49,247	70.43	90
Maryland	13	1,932,517	3.14	8.346	570	148,655	84.57	44
Florida	24	1,800,261	2.93	9.202	544	75,011	79.30	53
Washington	22	1,733,418	2.82	9.681	587	78,792	73.57	68
Other	204	18,325,710	29.79	8.882	590	89,832	77.46	55
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Occupancy Status

Occupancy Status	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Owner Occupied	506	$58,504,555	95.10%	8.045%	599	$115,622	77.57%	57
Non Owner	43	3,016,143	4.90	9.855	641	70,143	64.61	58
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Property Type

Property Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Single Family	273	$34,291,106	55.74%	7.219%	587	$125,608	79.24%	54
PUD	159	15,642,237	25.43	9.742	613	98,379	73.98	69
2-4 Family	31	4,696,086	7.63	7.993	619	151,487	78.03	24
Man Housing	59	4,026,904	6.55	9.628	607	68,253	71.19	66
Condo	17	2,115,820	3.44	7.983	678	124,460	71.76	65
Townhouse	10	748,545	1.22	9.665	582	74,855	75.57	72
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Loan Purpose

Loan Purpose	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Purchase	237	$28,134,780	45.73%	7.468%	603	$118,712	77.80%	71
Rate/Term Refi	254	26,371,347	42.87	8.690	607	103,824	76.25	43
Cashout Refi	52	6,315,750	10.27	8.675	564	121,457	76.65	48
Debt Consolidation	5	597,117	0.97	8.771	615	119,423	66.46	77
Property Improvement	1	101,705	0.17	10.750	495	101,705	88.44	61
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Servicer [(1)]

Servicer	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
GMACC	348	$33,722,683	54.82%	9.260%	588	$96,904	74.94%	65
Ocwen	103	17,790,931	28.92	7.352	610	172,727	84.83	8
Union Planters	59	3,597,019	5.85	4.691	604	60,966	66.93	122
Bank of America	6	3,005,685	4.89	7.204	661	500,948	74.27	55
Alliance	30	2,982,348	4.85	5.184	622	99,412	61.88	185
Wells Fargo	3	422,032	0.69	7.839	590	140,677	84.61	28
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

[(1)] JPMorgan Chase will act as Master Servicer.

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1 - 72	5	$31,300	0.05%	5.508%	598	$6,260	20.51%	262
73 - 84	2	20,277	0.03	5.471	607	10,139	47.71	134
85 - 96	2	147,005	0.24	3.957	603	73,502	45.68	138
97 - 108	5	266,356	0.43	4.704	656	53,271	46.21	206
109 - 120	1	14,953	0.02	4.000	667	14,953	47.45	188
121 - 180	42	2,536,692	4.12	5.500	604	60,397	63.38	192
181 - 240	19	2,629,527	4.27	5.198	599	138,397	61.44	154
241 - 300	286	26,676,032	43.36	8.875	622	93,273	72.60	72
301 - 360	187	29,198,558	47.46	8.008	579	156,142	83.29	20
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Original Months to Maturity

Original Months To Maturity	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
121 - 180	5	$156,032	0.25%	7.784%	609	$31,206	56.94%	75
181 - 300	23	3,103,401	5.04	4.966	670	134,930	75.13	26
301 - 360	521	58,261,266	94.70	8.303	597	111,826	77.05	58
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Rate Adjustment Frequency (months)

Rate Adjustment Frequency (months)	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1	11	$1,763,952	2.87%	4.665%	610	$160,359	66.46%	152
6	194	25,585,596	41.59	8.194	578	131,885	83.35	26
12	340	33,842,098	55.01	8.268	617	99,536	72.43	74
36	4	329,052	0.53	8.223	555	82,263	53.82	153
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Months to Rate Reset

Months To Rate Reset	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
0	33	$4,815,461	7.83%	6.745%	538	$145,923	77.92%	85
1-3	204	17,254,635	28.05	9.239	611	84,582	71.97	84
4-6	133	9,987,429	16.23	9.307	583	75,093	71.61	84
7-12	55	5,389,303	8.76	7.217	583	97,987	72.61	82
13-24	116	20,674,503	33.61	7.365	612	178,228	84.73	8
25-50	2	788,094	1.28	7.994	613	394,047	81.10	39
51-75	6	2,611,274	4.24	6.922	665	435,212	74.28	57
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Periodic Cap

Periodic Cap	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1.00- 1.49%	90	$8,697,588	14.14%	8.945%	589	$96,640	78.23%	59
1.50- 1.99%	306	33,732,341	54.83	8.922	606	110,236	78.22	42
2.00- 2.49%	95	11,597,934	18.85	5.845	596	122,084	71.33	95
2.50- 2.99%	5	119,569	0.19	4.534	604	23,914	50.24	217
3.00% & Above	53	7,373,267	11.99	7.226	600	139,118	78.50	58
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Maximum Lifetime Rate

Maximum Lifetime Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
11.99% & Below	38	$5,560,577	9.03%	5.680%	613	$146,331	75.01%	83
12.00-12.99%	94	12,238,958	19.89	6.965	623	130,202	75.64	63
13.00-13.99%	139	15,614,226	25.38	8.592	614	112,333	74.11	68
14.00-14.99%	126	14,393,664	23.40	8.325	614	114,235	79.52	42
15.00-15.99%	53	4,786,811	7.78	8.390	574	90,317	80.11	42
16.00-16.99%	42	4,125,496	6.71	9.607	532	98,226	76.35	34
17.00-17.99%	25	2,262,652	3.68	10.445	511	90,506	77.91	41
18.00-18.99%	18	1,453,311	2.36	9.347	544	80,740	82.48	73
19.00% & Above	14	1,085,003	1.76	11.576	529	77,500	85.45	45
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

Distribution by Margin

Margin	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
3.99% & Below	124	$15,201,784	24.71%	5.575%	613	$122,595	70.59%	101
4.00- 4.49%	6	1,626,600	2.64	6.090	594	271,100	80.50	21
4.50- 4.99%	4	780,007	1.27	7.279	582	195,002	78.34	27
5.00- 5.49%	43	6,374,110	10.36	7.903	590	148,235	84.05	20
5.50- 5.99%	100	13,179,382	21.42	8.130	612	131,794	82.61	33
6.00- 6.49%	78	7,362,260	11.97	9.361	582	94,388	77.27	50
6.50- 6.99%	90	9,429,095	15.33	9.642	594	104,768	74.81	51
7.00- 7.49%	58	4,548,608	7.39	10.489	600	78,424	74.34	62
7.50- 7.99%	28	1,790,800	2.91	11.327	607	63,957	71.25	72
8.00- 8.49%	8	502,572	0.82	11.340	584	62,821	81.73	55
8.50% & Above	10	725,483	1.18	12.400	537	72,548	69.81	63
TOTAL	**549**	**$61,520,699**	**100.00%**	**8.134%**	**601**	**$112,060**	**76.92%**	**57**

The Fixed Rate Mortgage Loans

Actual Principal Balance [1]:	$72,604,803
Number of Mortgage Loans:	728
Average Actual Principal Balance:	$99,732
Weighted Average Gross Current Rate:	8.698%
Weighted Average Net Rate:	8.183%
Weighted Average FICO Score [2]:	603
Weighted Average Current Amortized LTV Ratio[3]:	72.46%
Weighted Average Stated Remaining Term (months):	270
Weighted Average Seasoning (months):	69

(1) *All percentages calculated herein are percentages of actual principal balance unless otherwise noted.*
(2) 97% of the FICO scores have been updated as of February 1, 2004.
(3) Current Amortized LTV is defined as the current scheduled balance divided by property value.

Distribution by Current Principal Balance

Current Principal Balance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
$0 - $25,000	96	$1,665,910	2.29%	11.793%	618	$17,353	49.15%	89
$25,001 - $50,000	229	8,485,375	11.69	11.122	604	37,054	66.27	75
$50,001 - $75,000	130	7,964,931	10.97	10.171	594	61,269	75.42	67
$75,001 - $100,000	82	7,116,963	9.80	9.189	581	86,792	77.28	55
$100,001 - $150,000	74	8,854,033	12.19	8.601	592	119,649	84.07	44
$150,001 - $200,000	23	3,856,572	5.31	8.239	565	167,677	81.72	51
$200,001 - $250,000	9	2,100,603	2.89	8.660	601	233,400	79.12	71
$250,001 - $300,000	7	1,989,868	2.74	7.894	644	284,267	65.30	90
$300,001 - $450,000	63	22,524,101	31.02	7.482	613	357,525	70.00	80
$450,001 & Above	15	8,046,447	11.08	7.550	619	536,430	66.61	76
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Current Rate

Current Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
5.99% & Below	26	$2,503,754	3.45%	5.430%	607	$96,298	94.11%	15
6.00- 6.49%	23	2,448,315	3.37	6.178	609	106,448	88.76	22
6.50- 6.99%	40	8,639,389	11.90	6.712	605	215,985	70.28	63
7.00- 7.49%	57	14,045,272	19.34	7.194	617	246,408	69.41	77
7.50- 7.99%	44	10,828,514	14.91	7.628	579	246,103	76.28	70
8.00- 8.49%	26	4,494,659	6.19	8.231	612	172,871	73.53	73
8.50- 8.99%	26	2,672,555	3.68	8.614	612	102,791	80.98	73
9.00- 9.49%	18	1,652,660	2.28	9.278	606	91,814	65.06	78
9.50- 9.99%	52	3,663,504	5.05	9.740	614	70,452	63.07	71
10.00-10.49%	51	3,099,510	4.27	10.244	654	60,775	64.90	88
10.50-10.99%	82	4,844,629	6.67	10.770	599	59,081	68.06	69
11.00-11.49%	50	3,134,161	4.32	11.225	582	62,683	74.31	80
11.50-11.99%	86	4,522,840	6.23	11.738	594	52,591	74.41	72
12.00-12.49%	56	2,470,822	3.40	12.224	579	44,122	70.95	80
12.50-12.99%	40	1,720,478	2.37	12.694	562	43,012	71.63	74
13.00% & Above	51	1,863,740	2.57	13.895	614	36,544	61.61	78
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Current FICO Score

Current FICO Score	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
740 & Above	67	$5,447,985	7.50%	9.124%	806	$81,313	64.50%	86
720-739	18	982,711	1.35	8.640	724	54,595	52.66	79
700-719	25	3,002,116	4.13	9.271	711	120,085	60.78	86
680-699	26	2,494,155	3.44	8.176	693	95,929	67.42	62
660-679	35	3,856,553	5.31	8.253	668	110,187	74.02	72
640-659	30	4,202,665	5.79	7.695	647	140,089	76.55	67
620-639	49	6,073,076	8.36	8.182	626	123,940	70.27	63
600-619	54	5,264,431	7.25	8.697	609	97,489	75.21	63
580-599	56	8,371,267	11.53	8.209	589	149,487	68.31	80
560-579	60	6,051,561	8.33	8.634	571	100,859	71.94	74
540-559	71	7,941,633	10.94	8.567	549	111,854	76.91	64
520-539	73	4,742,514	6.53	9.576	529	64,966	76.60	67
500-519	77	6,545,927	9.02	9.589	509	85,012	77.10	66
480-499	42	3,828,804	5.27	8.768	492	91,162	78.56	58
400-479	30	1,743,038	2.40	10.847	460	58,101	80.68	71
N/A	15	2,056,368	2.83	7.677	N/A	137,091	73.62	45
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Current Amortized LTV

Current Amortized LTV	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
50.00% & Below	109	$5,268,836	7.26%	9.715%	663	$48,338	37.27%	90
50.01 - 60.00%	103	9,755,237	13.44	8.584	619	94,711	55.54	81
60.01 - 70.00%	130	13,189,894	18.17	8.776	622	101,461	65.62	91
70.01 - 80.00%	166	22,501,663	30.99	8.797	603	135,552	75.00	71
80.01 - 85.00%	68	6,735,862	9.28	9.501	568	99,057	83.08	67
85.01 - 90.00%	39	4,134,219	5.69	9.256	558	106,006	87.59	43
90.01 - 95.00%	52	5,171,618	7.12	7.064	579	99,454	93.30	28
95.01 - 100.00%	44	4,474,441	6.16	7.351	578	101,692	97.05	25
100.01 - 125.00%	12	968,624	1.33	8.034	533	80,719	104.79	42
N/A	5	404,408	0.56	8.474	536	80,882	N/A	144
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Lien Status

Lien Status	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
First	695	$71,586,766	98.60%	8.650%	603	$103,003	72.98%	70
Second	33	1,018,036	1.40	12.110	591	30,850	35.66	49
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Primary Mortgage Insurance

Primary Mortgage Insurance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Under 80% Orig. LTV	513	$51,120,038	70.41%	8.843%	617	$99,649	64.90%	81
Over 80% Orig. LTV, No MI	183	17,389,763	23.95	8.496	572	95,026	89.50	43
RMIC	8	1,302,083	1.79	7.370	561	162,760	89.99	51
LPMI	7	800,616	1.10	8.398	555	114,374	98.31	17
MGIC	7	696,910	0.96	8.209	594	99,559	97.78	26
PMI	4	672,301	0.93	7.290	557	168,075	87.28	61
GE	5	495,052	0.68	6.846	521	99,010	95.95	55
Commonwealth	1	128,040	0.18	10.875	557	128,040	104.10	23
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Zip Code

Zip Code	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
19073	2	$937,708	1.29%	7.134%	620	$468,854	61.96%	71
22182	1	687,458	0.95	7.750	504	687,458	86.07	29
11791	1	687,310	0.95	9.250	715	687,310	44.90	106
06896	2	639,813	0.88	7.237	698	319,906	70.44	99
85253	1	616,299	0.85	7.250	698	616,299	57.84	57
90036	1	534,587	0.74	7.375	650	534,587	74.77	70
78501	1	526,751	0.73	7.375	584	526,751	65.84	121
02167	2	526,625	0.73	7.204	568	263,313	47.60	121
77019	1	515,115	0.71	7.250	767	515,115	71.60	73
84664	1	514,791	0.71	7.250	515	514,791	51.11	120
92657	1	512,830	0.71	7.500	541	512,830	76.20	55
Other	714	65,905,515	90.77	8.817	601	92,305	73.22	68
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by State

State	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Southern California	78	$11,779,012	16.22%	8.169%	607	$151,013	72.08%	73
Texas	68	6,667,054	9.18	8.301	596	98,045	76.70	69
Florida	76	5,107,298	7.03	8.491	590	67,201	80.72	51
Pennsylvania	18	3,950,688	5.44	7.975	603	219,483	70.16	81
Northern California	23	3,671,293	5.06	8.587	635	159,621	68.96	84
New York	21	3,269,589	4.50	9.310	635	155,695	63.31	68
Georgia	45	3,215,881	4.43	9.556	576	71,464	78.83	71
Washington	42	3,076,233	4.24	8.895	641	73,244	66.21	73
Virginia	17	2,859,042	3.94	8.239	611	168,179	78.76	55
Alabama	48	2,208,789	3.04	10.763	577	46,016	69.53	82
Connecticut	8	2,020,895	2.78	7.729	631	252,612	74.23	67
Other	284	24,779,029	34.13	8.962	595	87,250	71.23	68
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Owner Occupancy

Owner Occupancy	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Owner Occupied	673	$70,002,453	96.42%	8.604%	602	$104,016	72.72%	69
Non Owner	55	2,602,350	3.58	11.229	639	47,315	65.50	76
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Property Type

Property Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Single Family	268	$39,938,125	55.01%	8.001%	592	$149,023	72.62%	71
PUD	285	21,693,889	29.88	9.686	609	76,119	71.00	76
Man Housing	104	4,576,997	6.30	9.832	648	44,010	67.96	56
2-4 Family	28	3,158,466	4.35	9.362	636	112,802	73.75	60
Condo	30	2,413,371	3.32	7.603	618	80,446	87.22	34
Townhouse	13	823,955	1.13	10.870	548	63,381	79.79	56
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Loan Purpose

Loan Purpose	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Purchase	249	$31,019,055	42.72%	7.908%	595	$124,575	79.89%	64
Rate/Term Refi	365	28,452,816	39.19	9.564	613	77,953	65.59	80
Cashout Refi	90	11,950,712	16.46	8.446	604	132,786	70.00	58
Debt Consolidation	19	824,920	1.14	11.464	597	43,417	67.25	79
Property Improvement	4	201,084	0.28	11.857	555	50,271	57.53	83
Construction	1	156,216	0.22	8.375	494	156,216	99.16	16
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Servicer [1]

Servicer	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Wells Fargo	118	$33,356,340	45.94%	7.485%	618	$282,681	69.43%	80
GMACC	533	33,066,087	45.54	10.261	587	62,038	73.43	67
Bank of America	44	4,561,676	6.28	5.859	617	103,674	93.53	13
Ocwen	17	1,097,065	1.51	10.075	577	64,533	51.86	10
Alliance	7	444,539	0.61	9.034	581	63,506	53.48	165
Atlantic	9	79,094	0.11	9.499	765	8,788	38.48	271
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

[1] JPMorgan Chase will act as Master Servicer.

Distribution by Loan Type

Loan Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
Fixed	693	$70,675,328	97.34%	8.620%	604	$101,985	72.45%	69
Balloon	35	1,929,475	2.66	11.545	558	55,128	72.78	69
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
1 - 72	28	$1,311,278	1.81%	8.286%	628	$46,831	43.77%	112
73 - 84	12	409,674	0.56	11.828	567	34,139	57.77	101
85 - 96	7	325,988	0.45	11.853	499	46,570	68.88	90
97 - 108	101	3,104,302	4.28	11.494	613	30,736	55.44	78
109 - 120	4	511,617	0.70	8.964	590	127,904	63.44	74
121 - 180	36	2,061,085	2.84	10.171	558	57,252	66.17	66
181 - 240	40	8,083,966	11.13	7.747	613	202,099	59.06	112
241 - 300	335	36,179,790	49.83	9.135	616	107,999	70.74	79
301 - 360	165	20,617,102	28.40	7.643	579	124,952	86.01	31
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**

Distribution by Original Months to Maturity

Original Months To Maturity	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Weighted Avg. Gross Coupon	Weighted Avg Current FICO Score	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning (Mo.)
0 - 120	6	$132,831	0.18%	10.283%	623	$22,139	36.56%	73
121 - 180	123	4,901,723	6.75	9.840	618	39,851	49.98	79
181 - 300	36	1,957,659	2.70	10.328	583	54,379	60.35	42
301 - 360	563	65,612,589	90.37	8.561	603	116,541	74.51	70
TOTAL	**728**	**$72,604,803**	**100.00%**	**8.698%**	**603**	**$99,732**	**72.46%**	**69**